EXHIBIT 21.1

SUBSIDIARIES OF QUANEX BUILDING PRODUCTS CORPORATION	STATE OF INCORPORATION
Nichols Aluminum, LLC	Delaware
Nichols Aluminum-Alabama, LLC	Delaware
Quanex Homeshield, LLC	Delaware
Imperial Products, LLC	Delaware
Colonial Craft, LLC	Delaware
Mikron Industries, Inc.	Washington
Mikron Washington, LLC	Washington
TruSeal Technologies, Inc.	Delaware
QBP Capital LLC	Delaware
Edgetech I.G., Inc.	Ohio
Edgetech Europe GmbH	Germany
EPG Sales, Inc.	Delaware